Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED MARCH 31, 2021

GLOBAL SHIP LEASE, INC.

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	March 31, 2021	December 31, 2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$142,209	$80,757
Restricted cash		6,859	825
Accounts receivable, net		2,236	2,532
Inventories		5,979	6,316
Prepaid expenses and other current assets		10,872	6,711
Due from related parties	5	2,739	1,472
Total current assets		$170,894	$98,613
NON - CURRENT ASSETS
Vessels in operation	3	$1,130,840	$1,140,583
Advances for vessels acquisitions and other additions	3	1,197	1,364
Deferred charges, net		22,180	22,951
Restricted cash, net of current portion		13,607	10,680

Total non - current assets		1,167,824	1,175,578
TOTAL ASSETS		$1,338,718	$1,274,191
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$10,545	$10,557
Accrued liabilities		11,261	19,127
Current portion of long - term debt	4	73,482	76,681
Deferred revenue		5,671	5,623
Due to related parties	5	257	225
Total current liabilities		101,216	112,213
LONG - TERM LIABILITIES
Long - term debt, net of current portion and deferred financing costs	4	$684,484	$692,775
Intangible liabilities - charter agreements		3,960	4,462
Total non - current liabilities		688,444	697,237
Total liabilities		$789,660	$809,450
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 36,283,468 shares issued and outstanding (2020 – 17,741,008 shares)	7	$362	$177
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 27,178 shares issued and outstanding (2020 – 22,822 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value Nil shares issued and outstanding (2020 - 250,000 shares)	7	—	3
Additional paid in capital		666,331	586,355
Accumulated deficit		(117,635)	(121,794)
Total shareholders' equity		549,058	464,741
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,338,718	$1,274,191

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2021	2020
OPERATING REVENUES
Time charter revenues (include related party revenues of $32,195 and $37,676 for each of the periods ended March 31, 2021 and 2020, respectively)		72,980	70,947

OPERATING EXPENSES
Vessels operating expenses (include related party vessels operating expenses of $3,290 and $3,037 for each of the periods ended March 31, 2021 and 2020, respectively)		24,286	25,512
Time charter and voyage expenses (include related party time charter and voyage expenses of $689 and $610 for each of the periods ended March 31, 2021 and 2020, respectively)		1,765	3,469
Depreciation and amortization	3	12,383	11,548
Impairment of vessels	3	—	7,585
General and administrative expenses		4,274	2,437
Operating Income		30,272	20,396

NON-OPERATING INCOME/(EXPENSES)
Interest income		243	638
Interest and other finance expenses (include of $5,764 and $2,271 Notes premium for each of the three months ended March 31, 2021 and 2020, respectively)		(25,256)	(19,555)
Other income, net		384	21
Total non-operating expenses		(24,629)	(18,896)
Income before income taxes		5,643	1,500
Income taxes		—	—
Net Income		5,643	1,500
Earnings allocated to Series B Preferred Shares	7	(1,484)	(879)

Net Income available to Common Shareholders		$4,159	$621
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	9	31,965,287	17,556,738
Diluted	9	32,019,281	17,560,639

Net Earnings per Class A common share
Basic	9	$0.13	$0.02
Diluted	9	$0.13	$0.02

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2021	2020
Cash flows from operating activities:
Net Income		5,643	1,500
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		12,383	11,548
Impairment of vessels	3	—	7,585
Amortization of deferred financing costs	4	4,406	927
Amortization of original issue discount/premium on repurchase of notes		7,044	2,139
Amortization of intangible liabilities/assets - charter agreements		(502)	479
Share based compensation	8	1,704	429
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(3,865)	(208)
Decrease/(increase) in inventories		337	(396)
(Decrease)/increase in accounts payable and other liabilities		(6,066)	6,595
Decrease in related parties' balances, net	5	(1,235)	(1,934)
Increase/(decrease) in deferred revenue		48	(3,309)

Net cash provided by operating activities		$19,897	$25,355
Cash flows from investing activities:
Acquisition of vessels		—	(23,060)
Cash paid for vessel expenditures		(1,905)	(1,108)
Advances for vessel acquisitions and other additions		(248)	(200)
Cash paid for drydockings		(1,587)	(4,072)

Net cash used in investing activities		$(3,740)	$(28,440)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		15,096	19,193
Repurchase of 2022 Notes, including premium		(239,183)	(57,197)
Proceeds from drawdown of credit facilities		236,200	47,000
Repayment of credit facilities		(30,817)	(13,452)
Repayment of refinanced debt		—	(44,366)
Deferred financing costs paid		(4,236)	(880)
Proceeds from offering of Class A common shares, net of offering costs		67,984	(39)
Proceeds from offering of Series B preferred shares, net of offering costs	7	10,696	3,803
Series B Preferred Shares - dividends paid		(1,484)	(879)

Net cash provided by/(used in) financing activities		$54,256	$(46,817)
Net increase/(decrease) in cash and cash equivalents and restricted cash		70,413	(49,902)
Cash and cash equivalents and restricted cash at beginning of the period		92,262	147,636
Cash and cash equivalents and restricted cash at end of the period		$162,675	$97,734

Supplementary Cash Flow Information:
Cash paid for interest		$14,469	$11,189
Non-cash investing activities:
Unpaid drydocking expenses		949	2,037
Unpaid vessel expenditures		2,461	3,436
Non-cash financing activities:
Unpaid offering costs		226	—

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Shares at par value $0.01	Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01	Common Shares	Series B Preferred Shares	Series C Preferred Shares	Additional paid-in capital	(Accumulated Deficit)	Total Shareholders' Equity
Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$-	$3	$565,586	$(159,362)	$406,402
Issuance of Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(39)	—	(39)
Net Income for the period	—	—	—	—	—	—	—	1,500	1,500
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(879)	(879)
Issuance of Series B Preferred shares, net of offering costs	—	1,646	—	—	—	—	4,003	—	4,003
Balance at March 31, 2020	17,556,738	16,074	250,000	$175	$—	$3	$569,979	$(158,741)	$411,416

Balance at December 31, 2020	17,741,008	22,822	250,000	$177	$—	$3	$586,355	$(121,794)	$464,741

Issuance of Restricted Stock Units (Note 8)	45,313	—	—	—	—	—	1,704	—	1,704
Issuance of Class A common shares, net of offering costs	5,541,959	—	—	55	—	—	67,703	—	67,758
Conversion of Series C Preferred shares to Class A common shares (Note 7)	12,955,188	—	(250,000)	130	—	(3)	(127)	—	—
Net Income for the period	—	—	—	—	—	—	—	5,643	5,643
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(1,484)	(1,484)
Issuance of Series B Preferred Shares, net of offering costs (Note 7)	—	4,356	—	—	—	—	10,696	—	10,696
Balance at March 31, 2021	36,283,468	27,178	—	$362	$—	$—	$666,331	$(117,635)	$549,058

See accompanying notes to interim unaudited condensed consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business
On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity (the “Marathon Merger”), changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, (the “Poseidon Transaction”). References herein to the “GSL Fleet” are to the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that the Company acquired as a result of the Poseidon Transaction, excluding the Argos.
The Company’s business is to own and charter out containerships to leading liner companies. As of March 31, 2021, the Company owned 43 vessels with average age weighted by TEU capacity of 13.9 years.
The following table provides information about the 43 vessels owned as at March 31, 2021.
Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 54 LLC	GSL	Liberia	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q22
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	3Q23
Global Ship Lease 53 LLC	GSL	Liberia	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 52 LLC	GSL	Liberia	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	GSL	Liberia	GSL Ningbo	8,603	2004	1Q23
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24(3)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(3)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	4Q22(3)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 48 LLC	GSL	Liberia	CMA CGM Berlioz	6,621	2001	2Q21
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	—	Liberia	GSL Nicoletta	6,840	2002	3Q24(5)
Global Ship Lease 36 LLC	—	Liberia	GSL Christen	6,840	2002	3Q23(4)
Global Ship Lease 33 LLC	—	Liberia	GSL Vinia	6,080	2004	3Q24
Global Ship Lease 34 LLC	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	1Q22
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	1Q24(6)
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	2Q24(6)
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	1Q22

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.	Description of Business (continued)
Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q24(7)
Global Ship Lease 47 LLC	GSL	Liberia	GSL Château d’If	5,089	2007	4Q21
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	3Q21
Global Ship Lease 50 LLC	GSL	Liberia	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	GSL	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 51 LLC	GSL	Liberia	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 42 LLC	GSL	Liberia	GSL Valerie	2,824	2005	3Q21
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q24(8)
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	1Q23
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q23
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q21
Global Ship Lease 46 LLC	GSL	Liberia	La Tour	2,272	2001	2Q21
Global Ship Lease 38 LLC	GSL	Liberia	Manet	2,272	2001	4Q21
Global Ship Lease 40 LLC	GSL	Liberia	Keta	2,207	2003	3Q21
Global Ship Lease 41 LLC	GSL	Liberia	Julie	2,207	2002	2Q21(9)
Global Ship Lease 45 LLC	GSL	Liberia	Kumasi	2,207	2002	3Q21
Global Ship Lease 44 LLC	GSL	Liberia	Marie Delmas	2,207	2002	3Q21

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) GSL Eleni delivered 2Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(4) GSL Christen is chartered for 2 – 10 months, at charterer’s option. The charter commenced in July 2020; Thereafter the charter will be extended, in direct continuation, for 27—30 months;
(5) GSL Nicoletta commenced a charter with MSC in 3Q2020; upon conclusion of that charter, GSL Nicoletta will be chartered to Maersk for 36—40 months;
(6) A package agreement with ZIM, for direct charter extensions on two 5,900 TEU ships: Ian H, from May 2021 to 3Q2024, and Dimitris Y, from May 2022 to median expiry of the charter in 2Q2024.; On April 9, 2021, Dimiris Y renamed to Zim Europe;

(7) Charter with Maersk ending in 2Q2021. Thereafter, the charter will be extended in direct continuation for 36—39; thereafter Maersk has the option to charter the vessel for a further 12-14 months;
(8) Athena is chartered to MSC until April 2021. Thereafter Athena will be chartered to Hapag-Lloyd for 35—37 months;
(9) Charter to May 2021; thereafter extended in direct continuation on confidential terms.

Furthermore, in February 2021 the Company contracted to purchase and charter back seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116,000. On completion of short charters on two of these vessels, the Company has agreed that all seven ships will be chartered to Maersk Line for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. With these additions, the Company’s fleet will comprise 50 vessels with a total capacity of 287,336 TEU. The vessels are scheduled for phased delivery during the second and third quarters of 2021, at which time they will be renamed GSL Arcadia, GSL Dorothea, GSL Maria, GSL Melita, GSL MYNY, GSL Tegea and GSL Violetta.
The following table provides further information about these seven ships:
Vessel Name	Capacity in TEUs	Lightweight (tons)	Year Built	Charterer
GSL Arcadia	6,008	24,858	2000	Maersk
GSL MYNY	6,008	24,873	2000	Maersk
GSL Melita	6,008	24,848	2001	Maersk
GSL Maria	6,008	24,414	2001	Maersk
GSL Violetta	6,008	24,873	2000	Maersk
GSL Tegea	6,008	24,308	2001	Maersk
GSL Dorothea	6,008	24,243	2001	Maersk

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures
(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the years presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2020 filed with the Securities and Exchange Commission on March 19, 2021 in the Company’s Annual Report on Form 20-F.
COVID-19 Pandemic
On March 11, 2020, the World Health Organization declared the novel coronavirus (“COVID-19”) outbreak a pandemic. Since the beginning of calendar year 2020, the outbreak of COVID-19 pandemic has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including, among others, business closures, quarantines, travel restrictions, and physical distancing requirements. These actions have caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.
While the Company cannot predict the long-term economic impact of the COVID-19 pandemic, it will continue to actively monitor the situation and may take further actions altering the Company’s business operations that it determines are in the best interests of its employees, customers, partners, suppliers, and stakeholders, or as required by authorities in the jurisdictions where the Company operates. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. The ultimate effects that any such alterations or modifications may have on the Company’s business are not clear, including any potential negative effects on its business operations and financial results.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(b)	Principles of Consolidation
The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.
(c)	Use of estimates
The preparation of interim unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and/or conditions.
(d)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the three months ended March 31, 2021 and for the year ended December 31, 2020.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of the Company’s container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Management estimated the residual values of its vessels based on scrap rate of $400 per LWT.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Operations.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(e)	Assets Held for Sale
The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. As of March 31, 2021, and December 31, 2020, there were no assets classified as held for sale.
(f)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, that are held and used or to be disposed of by the Company are reviewed for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. In these circumstances, the Company performs step one of the impairment test by comparing the undiscounted projected net operating cash flows for each vessel group to its carrying value.  A vessel group comprises the vessel, the unamortized portion of deferred drydocking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase. If the undiscounted projected net operating cash flows of the vessel group are less than its carrying amount, management proceeds to step two of the impairment assessment by comparing the vessel group’s carrying amount to its fair value, including any applicable charter, and an impairment loss is recorded equal to the difference between the vessel group’s carrying value and fair value. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers.
The Company uses a number of assumptions in projecting its undiscounted net operating cash flows analysis including, among others, (i) revenue assumptions for charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean of time charter rates for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
Revenue assumptions are based on contracted charter rates up to the end of the existing contract of each vessel, and thereafter, estimated time charter rates for the remaining life of the vessel. The estimated time charter rate used for non-contracted revenue days of each vessel is considered a significant assumption. Recognizing that the container shipping industry is cyclical and subject to significant volatility based on factors beyond the Company’s control, management believes that using forecast charter rates in the four years from the date of the impairment assessment and a reversion to the historical mean of time charter rates thereafter, represents a reasonable benchmark for the estimated time charter rates for the non-contracted revenue days, and takes into account the volatility and cyclicality of the market.
Two 1999-built, 2,200 TEU feeder ships, GSL Matisse and Utrillo, were sold on July 3, 2020 and July 20, 2020, respectively.  As of June 30, 2020, the vessels were immediately available for sale and qualified as assets held for sale. As of March 31, 2020, the Company had an expectation that the vessels would be sold before the end of their previously estimated useful life, and as a result performed an impairment test of the specific asset group. An impairment charge of $7,585 was recognized for the three months ended March 31, 2020 and an additional impairment charge of $912 was recognized in the three months ended June 30, 2020.
During the three months ended March 31, 2021, there were no events or changes in circumstances which indicated that the carrying amounts of the Company’s other vessels may not be recoverable. Accordingly, no impairment test was performed.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)
(g)	Revenue recognition and related expense
The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets.
Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.
The Company elected the practical expedient which allows the Company to treat the lease and non-lease components as a single lease component for the leases where the timing and pattern of transfer for the nonlease component and the associated lease component to the lessees are the same and the lease component, if accounted for separately, would be classified as an operating lease. The combined component is therefore accounted for as an operating lease under ASC 842, as the lease components are the predominant characteristics, in 2020 and 2019.
The Company adopted the new “Leases” standard (Topic 842) on January 1, 2019 using the modified retrospective method. The Company elected the practical expedient to use the effective date of adoption as the date of initial application. Furthermore the Company elected practical expedients, which allow entities (i) to not reassess whether any expired or existing contracts are considered or contain leases; (ii) to not reassess the lease classification for any expired or existing leases (iii) to not reassess initial direct costs for any existing leases and (iv) which allows to treat the lease and non-lease components as a single lease component due to its predominant characteristic. The adoption of this standard did not have a material effect on the interim unaudited consolidated financial statements since the Company is primarily a lessor and the accounting for lessors is largely unchanged under this standard.
(h)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

(h)	Fair Value Measurement and Financial Instruments (continued)
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
As at March 31, 2020, two of the Company’s vessel groups that were held and used with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 3). The estimated fair value, measured on a non-recurring basis, of the Company’s relevant three vessel groups that are held and used is calculated with the assistance of valuation obtained by third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level II in the fair value hierarchy.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.
(i)	Recent accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.
Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation
	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2020	$1,306,936	$(151,350)	$1,155,586

Additions	41,710	—	41,710
Disposals	(7,058)	—	(7,058)
Depreciation	—	(41,158)	(41,158)
Impairment loss	(43,803)	35,306	(8,497)
As of December 31, 2020	$1,297,785	$(157,202)	$1,140,583

Additions	654	—	654
Depreciation	—	(10,397)	(10,397)
As of March 31, 2021	$1,298,439	$(167,599)	$1,130,840

On July 3, 2020, the Company sold GSL Matisse for net proceeds of $3,441, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.
On July 20, 2020, the Company sold Utrillo for net proceeds of $3,411, and the vessel was released as collateral under the Company’s 2022 Notes and Citi Credit Facility.
On February 21, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Nicoletta for a purchase price of $13,000.
On January 29, 2020, the Company took delivery of a 2002-built, 6,840 TEU containership, GSL Christen for a purchase price of $13,000.
Impairment
During the three months ended March 31, 2020, the Company determined that the vessels Utrillo and GSL Matisse should be divested. As at March 31, 2020, the vessels were not immediately available for sale and therefore did not qualify as “assets held for sale”. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed. An impairment loss of $7,585 has been recognized under the line item “Vessel impairment losses” in the interim unaudited Consolidated Statements of Operations for the three months ended March 31, 2020.
The Company has evaluated the impact of current economic situation on the recoverability of all its other vessel groups and has determined that there were no events or changes in circumstances which indicated that their carrying amounts may not be recoverable. Accordingly, no impairment test was performed during the three months ended March 31, 2021.
Collateral
As of March 31, 2021, 21 vessels were pledged as collateral under the new $236,200 senior secured loan facility with Hayfin Capital Management, LLP (the “New Hayfin Facility”) that the Company entered into on January 7, 2021 (see note 4b) and 22 vessels were pledged as collateral under the Company’s loan facilities. No vessels were unencumbered as of March 31, 2021.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)
Advances for vessel acquisitions and other additions
On February 9, 2021, the Company announced that it has agreed to purchase and charter back seven 6,000 TEU Post-Panamax containerships with an average age of approximately 20 years for an aggregate purchase price of $116,000. The charters are to leading liner operators for a minimum firm period of 36 months each, followed by two one-year extensions at charterer’s option. With these additions, the Company’s fleet will comprise 50 vessels with a total capacity of 287,280 TEU. The vessels are scheduled for phased delivery during the second and third quarters of 2021, at which time they will be renamed GSL Arcadia, GSL Dorothea, GSL Maria, GSL Melita, GSL MYNY, GSL Tegea and GSL Violetta.  In April 2021, deposits amounting to $11,606 were paid in total for the seven vessels.
As of March 31, 2021, and December 31, 2020, the Company has made advances mainly for ballast water treatments and other vessel additions totaling $1,197 and $1,364, respectively.
4.	Long-Term Debt
Facilities	March 31, 2021	December 31, 2020
2022 Notes	$233,436	$322,723
Less redemptions and repurchases	(233,436)	(89,287)
2022 Notes (a)	$—	$233,436
New Hayfin Facility (b)	229,640	—
2024 Notes (c)	74,915	59,819
Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine) (d)	231,800	238,000
Blue Ocean Junior Credit Facility (d, e)	26,205	38,500
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (f)	145,761	149,055
Hayfin Credit Facility (g)	5,833	5,833
Hellenic Bank Credit Facility (h)	47,700	49,700
Chailease Credit Facility (i)	7,128	7,596
Total	$768,982	$781,939
Less: Current portion of 2022 Notes (a)	—	(26,240)
Less: Current portion of long-term debt	(73,482)	(50,441)
Less: Original issue discount of 2022 Notes (a)	—	(1,133)
Less: Original issue premium/(discount) of 2024 Notes (c)	17	(147)
Less: Deferred financing costs (k)	(11,033)	(11,203)
Non-current portion of Long-Term Debt	$684,484	$692,775

a)	9.875% First Priority Secured Notes due 2022
On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400. The 2022 Notes were fully redeemed in January 2021.
Interest on the 2022 Notes was payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at December 31, 2020 the 2022 Notes were secured by first priority vessel mortgages on the 16 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a vessel securing the 2022 Notes. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 16 vessel owning subsidiaries as of December 31, 2020 and Global Ship Lease Services Limited.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
a)	9.875% First Priority Secured Notes due 2022 (continued)
On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company was permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.
The Company was required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount was being amortized on an effective interest rate basis over the life of the 2022 Notes. The Company was required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see note 4(g) below. The Citi Credit Facility had minimum fixed amortization whereas as long as amounts were outstanding under that Facility amortization of the 2022 Notes was at the option of the noteholders, who could accept or reject an annual tender offer the Company was obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20,000 was partially accepted by the noteholders and the Company repurchased $17,277 principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2,723 was applied to repay the Citi Credit Facility at par - see note 4(g) below. The Citi Credit Facility was fully repaid on October 31, 2020, consequently on December 3, 2020, the Company mandatorily redeemed $28,000 principal amount of the 2022 Notes at a redemption price of $28,560 (representing 102.0% of the aggregate principal amount redeemed) plus accrued and unpaid interest.
On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During the year ended December 31, 2020, the Company purchased $15,287 of aggregate principal amount of 2022 Notes in the open market at a weighted average price of 98.98% of the aggregate principal amount.
On January 20, 2021, the Company optionally redeemed, in full, $233,436 aggregate principal amount of 2022 Notes, representing the entire outstanding amount under the 2022 Notes, using the proceeds the Company received from the New Hayfin Facility, see Note 4(b) below, and cash on hand, at a redemption price of $239,200 (representing 102.469% of the aggregate principal amount of notes redeemed) plus accrued and unpaid interest. Total loss on extinguishment of the bonds totalled $10,642 and is recorded within the Consolidated Statement of Operations as interest expense.
b)	$236.2 Million Senior secured loan facility with Hayfin Capital Management, LLP
On January 7, 2021, the Company entered into the New Hayfin Facility amounting to $236,200, and on January 19, 2021, the Company drew down the full amount under this facility. The proceeds from the New Hayfin Facility, along with cash on hand, were used to optionally redeem in full the outstanding 2022 Notes on January 20, 2021, see Note 4(a) above. The New Hayfin Facility matures in January 2026 and bears interest at a rate of LIBOR plus a margin of 7.00% per annum. It is repayable in twenty quarterly instalments of $6,560, along with a balloon payment at maturity. The New Hayfin Facility is secured by, among other things, first priority ship mortgages over 21 of the Company’s vessels, assignments of earnings and insurances of the mortgaged vessels, pledges over certain bank accounts, as well as share pledges over the equity interests of each mortgaged vessel-owning subsidiary.
As of March 31, 2021, the outstanding balance of this facility amounted to $229,640.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
c)	8.00% Senior Unsecured Notes due 2024
On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 Notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.
The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102% of the principal amount, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% of the principal amount and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100% of the principal amount.
On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.
As of March 31, 2021, the outstanding aggregate principal amount of the 2024 notes was $74,915 including an amount of $43,290 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement.  The outstanding balance, net of the outstanding balance of the original issue premium/(discount), was $74,932.
d)	$268.0 Million Syndicated Senior Secured Credit Facility (CACIB, ABN, CIT, Siemens, CTBC, Bank Sinopac, Palatine)
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches. The Lenders are Credit Agricole Corporate and Investment Bank (“CACIB”), ABN Amro Bank N.V. (“ABN”), CIT Bank, N.A. (“CIT”), Siemens Financial Services, Inc (“Siemens”), CTBC Bank Co. Ltd. (“CTBC”), Bank Sinopac Ltd. (“Bank Sinopac”) and Banque Palatine (“Palatine”).
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.
Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.
The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.
As of March 31, 2021, the outstanding balance of this facility amounted to $231,800.
e)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 4d).
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.00% per annum.
During the three month period ended March 31, 2021, the Company using a portion of the net proceeds from the at-the-market issuance programs prepaid an amount of $12,295 plus a prepayment fee of $1,617. Following this prepayment, as of March 31, 2021, the outstanding balance on this facility amounted to $26,205.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
f)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.
As of March 31, 2021, the outstanding balance on the Senior Facility was $114,590.
Junior Facility
The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.
As of March 31, 2021, the outstanding balance on the Junior Facility was $31,171. In April and May 2021, the Company entered into two new credit facilities in order to refinance the existing Tranche C and Tranche A, respectively (see Note 10).
g)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provided for a secured term loan facility of up to $65,000. The Hayfin Credit Facility was to be borrowed in tranches and was to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, was available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated. Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of March 31, 2021, the outstanding balance of this facility was $5,833.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
h)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi (see note 3).
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33 and 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of March 31, 2021, the outstanding balance of this facility was $47,700.
i)	$9.0 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility was used for the refinance of DVB Credit Facility (see note 4k).
The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly instalments of $86 with a final balloon of $1,314 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of March 31, 2021, the outstanding balance of this facility was $7,128.
j)	Repayment Schedule
Maturities of long-term debt subsequent to March 31, 2021 are as follows:
Payment due by period ended	Amount
March 31, 2022	$73,482
March 31, 2023	199,937
March 31, 2024	60,075
March 31, 2025	310,808
March 31, 2026 and thereafter	124,680
$768,982

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
k)	Deferred Financing Costs
	March 31, 2021	December 31, 2020
Opening balance	$11,203	$14,095
Expenditure in the period	4,236	1,193
Amortization included within interest expense	(4,406)	(4,085)
Closing balance	$11,033	$11,203

During 2021, total costs amounting to $187 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4c). In addition, total costs amounting $4,049 were incurred in connection with the New Hayfin Facility that was drawn down during the three months ended March 31, 2021 (see note 4b).
During 2020, total costs amounting $776 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4c). In addition, total costs amounting $67 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4d), costs amounting $320 in connection with the Chailease Credit Facility (see note 4j) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the twelve months ended December 31, 2020 (see note 4i).
l)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; and changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including asset cover ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with, or remedied.
As of March 31, 2021, and December 31, 2020, the Company was in compliance with its debt covenants.
5.	Related Party Transactions
CMA CGM
CMA CGM is presented as a related party due to the fact that as of March 31, 2021 and December 31, 2020, it was a Company shareholder, owning Class A common shares representing 8.4% and 11.13% of voting rights, respectively, in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM, a significant source of the Company’s operating revenues, and consequently the Company is dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are disclosed separately in the interim unaudited Consolidated Statements of Operations. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totaling $1,195 and $1,278 as of March 31, 2021 and December 31, 2020, respectively.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Related Party Transactions (continued)
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has currently ship management agreement with Technomar for all fleet under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. As of March 31, 2021, and 2020, the management of the Company’s fleet was performed solely by Technomar.
The management fees charged to the Company by Technomar for the three months ended March 31, 2021 amounted to $3,290 (three months ended March 31, 2020: $3,037) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Operations. As of March 31, 2021, no outstanding fees are presented due to Technomar (December 31, 2020: $nil). Additionally, as of March 31, 2021, outstanding receivables due from Technomar and CMA Ships totaling to $1,534 and $10 respectively are presented under “Due from related parties” (December 31, 2020: Technomar: $184 and CMA Ships: $10).
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, till refinance of 2022 Notes which took place on January 2021 an EBSA agreement was in place that was terminated and replaced with commercial management agreements also same agreements applied to seven vessels up to March 31, 2021; for all new acquired vessels during 2019 and 2020, the agreements were effective upon acquisition.
The fees charged to the Company by Conchart for the three months ended March 31, 2021 amounted to $689 (three months ended March 31, 2020: $610) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Operations.
Any outstanding fees due to Conchart are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $257 and $225 as of March 31, 2021 and December 31, 2020, respectively.
6.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 43 vessels as at March 31, 2021 is as follows:
Period ending	Amount
March 31, 2022	$276,997
March 31, 2023	208,787
March 31, 2024	148,413
March 31, 2025	28,418
Thereafter	8,686
Total minimum lease revenue, net of address commissions	$671,301

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

7.	Share Capital
Common shares
As of March 31, 2021, the Company had one class of common shares.
On January 12, 2021, the Company announced that Board of Directors approved the initiation of a quarterly cash dividend of $0.12 per Class A Common Share, with effect from the first quarter of 2021.
Restricted stock units or incentive stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8). In April 2020, 184,270 shares were issued under grants made under the Equity Incentive Plan. In January 2021, 45,313 Class A common shares were issued under the Equity Incentive Plan.
On January 20, 2021, upon the redemption in full of the 2022 Notes, KEP VI (Newco Marine) Ltd. and KIA VIII (Newco Marine) Ltd. (together, “Kelso”), both affiliates of Kelso & Company, a U.S. private equity firm, exercised their right to convert an aggregate of 250,000 Series C Perpetual Convertible Preferred Shares, representing all such shares outstanding, into Class A common shares of the Company, resulting in issuance of an aggregate of 12,955,188 Class A common shares to Kelso.
On January 26, 2021, the Company completed its underwritten public offering of 5,400,000 Class A common shares, at a public offering price of $13.00 per share, for gross proceeds to the Company of approximately $70,200, prior to deducting underwriting discounts, commissions and other offering expenses. The Company intends to use the net proceeds of the offering for funding the expansion of the Company’s fleet, general corporate purposes, and working capital. On February 17, 2021, the Company issued an additional 141,959 Class A common shares in connection with the underwriters’ partial exercise of their option to purchase additional shares (together, the “January 2021 Equity Offering”). The net proceeds the Company received in the January 2021 Equity Offering, after underwriting discounts and commissions and expenses, were approximately $67,758. As at March 31, 2021, the Company had 36,283,468 Class A common shares outstanding.
During the three months ended March 31, 2021, the Board of Directors approved additional awards of 61,625 of Class A common shares under 2019 Plan resulting in a total amount of awards totaling up to 1,421,000 shares.
Preferred shares
On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue additional depositary shares, each of which represents 1/100th of one share of the Company’s Series B Preferred Shares (the “Depositary Share ATM Program”). Pursuant to the Depositary Share ATM Program, in 2019, the Company issued 42,756 depositary shares (representing an interest in 428 Series B Preferred Shares) for net proceeds of $856, and during year ended December 31, 2020, the Company issued 839,442 depositary shares (representing an interest in 8,394 Series B Preferred Shares) for net proceeds of $18,847. During three-month period ended March 31, 2021, the Company issued 435,683 depositary shares (representing an interest in 436 Series B Preferred Shares) for net proceeds of approximately $10,696. As of March 31, 2021, the Company had 27,178 Series B Preferred Shares outstanding.
On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).
These shares are classified as Equity in the interim unaudited condensed Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited Consolidated Statements of Shareholders’ Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.	Share-Based Compensation
On February 4, 2019, the 2019 Plan was adopted. The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000.
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,421,000 shares of incentive stock may be issued pursuant to the awards, in four tranches, after the approval of the Board of Directors of additional awards of 61,625 of Class A Common Shares. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Tranches two, three and four will vest when the Company’s stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60 day period. The $8.00 threshold was achieved in January 2020 and the $11.00 threshold was achieved in January 2021 and the $14.00 threshold was achieved in March 2021. Accordingly, 113,279 incentive shares vested in the year ended December 31, 2019, 317,188 incentive shares vested in the year ended December 31, 2020 and 901,716 incentive shares vested in the three months ended March 31, 2021. Of the total of 430,467 which vested till the end of December 31, 2020, 184,270 were settled and were issued as Class A common shares in April 2020.  A further 45,313 Class A common shares were issued in January 2021. A total of 1,332,183 incentive shares have vested as at March 31, 2021, out of which 229,583 Class A common shares were issued.
Share based awards since January 1, 2020, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Number	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2020	1,246,096	$3.79	n/a
Vested in 2020	(317,188)	—	4.45
Unvested as at December 31, 2020	928,908	$3.79	n/a
Granted on March 11, 2021	61,625	11.72	n/a
Vested in three months ended March 31, 2021	(901,716)	n/a	3.83
Unvested as at March 31, 2021	88,817	$5.08	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited Consolidated Statements of Operations over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
For the three months ended March 31, 2021 and 2020, the Company recognized a total of $1,704 and $429, respectively, in respect of stock based compensation.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Earnings per Share
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.
At March 31, 2021, there were 88,817 shares of restricted stock units granted and unvested as part of management’s equity incentive plan. At March 31, 2020, there were 1,359,375 shares of restricted stock units granted and unvested as part of management’s equity incentive plan.
	Three months ended March 31,
	2021	2020
Numerator:
Net income attributable to common shareholders	$4,159	$621
Undistributed income attributable to Series C participating preferred shares	—	(264)
Net income available to common shareholders, basic and diluted	$4,159	$357

Net income available to:	4,159	357
Class A, basic and diluted

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	31,965,287	17,556,738
Plus weighted average number of RSUs with service conditions	53,994	3,901
Common share and common share equivalents, dilutive	32,019,281	17,560,639

Basic earnings per share:
Class A	0.13	0.02

Diluted earnings per share:
Class A	0.13	0.02

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	$—	$264
Basic weighted average number of Series C Preferred shares outstanding, as converted	—	12,955,188
Plus weighted average number of RSUs with service conditions	—	2,879
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	—	12,958,067
Basic earnings per share	n/a	0.02
Diluted earnings per share	n/a	0.02

Global Ship Lease, Inc.

Notes to the Interim Unaudited Condensed Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

10.	Subsequent events
After the period end and up to May 9, 2021, the Company issued and sold an aggregate of 418,977 depositary shares (representing an interest in 419 Series B Preferred Shares) in connection with the At Market Issuance Sales Agreement for net proceeds of $10,268.
After the period end and end up to May 9, 2021, a further $7,583 net proceeds were raised under the ATM program for the 2024 Notes.
On May 10, 2021 the Company declared a dividend of $0.25 per Class A common share from the earnings of the first quarter 2021 to be paid on June 3 to common shareholders of record as of May 24, 2021.
In connection with the acquisitions announced by the Company (see note 1), on April 9, 2021, the Company paid advances of $11,606 in total. During the period from April 1, 2021 through May 9, 2021, four vessels have been delivered. The remaining vessels are scheduled for delivery during the second and third quarter of 2021. On April 15, 2021, the Company entered into a Senior Secured term loan facility with Hamburg Commercial Bank AG “the HCOB facility” in order to finance the acquisition of the six out of the seven vessels. The Company has already drawn down three Tranches of $10,700 each, amounting to a total of $32,100.
On April 13, 2021, the Company completed a secondary offering by certain shareholders of the Company (the “Offering”) of shares of Class A common stock, par value $0.01 per share (the “Common Shares”). KEP VI (Newco Marine), Ltd. and KIA VIII (Newco Marine), Ltd., both affiliates of Kelso & Company, a U.S. private equity firm, and Maas Capital Investments B.V. (together, the “Selling Shareholders”) agreed to sell an aggregate of 4,500,000 Common Shares in the Offering at a public offering price of $12.50 per Common Share. The 30-day option to purchase up to an additional 675,000 Common Shares was fully utilized by the underwriters. On April 13, 2021, the Company closed on the sale of the total 5,175,000 Class A common shares on behalf of these selling shareholders. The Company did not receive any proceeds from the sale of Class A Common Shares.
On April 16, 2021, the Company drew down in full on a new $51,700 secured credit facility to refinance one of the three existing tranches of the $180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022 (see note 4f).
On May 7, 2021, the Company drew down in full on a new $51,670 secured credit facility to refinance the second of the three existing tranches of the $180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility, that had a maturity date on June 30, 2022 (see note 4f).